Registrant Name               THE BLACKROCK TARGET TERM TRUST INC

File Number                                   811-5657

Registrant CIK Number:                          0000839636

Question Number                                   77J



Reclassification of Capital Accounts: The Trust accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' State of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect caused by applying this statements was to decrease paid-in capital by applying this statement was to decrease paid-in capital and increase undistributed net investment income by $140,000 due to certain expenses not being deductible for tax purposes. Net investment income, net realized gains and net assets were not affected by this change.